SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 28, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Sony Corporation Announces Sale of “Sony City Osaki” Office Building and Premises.

February 28, 2013

Sony Corporation Announces Sale of “Sony City Osaki” Office Building and Premises

Sony Corporation (“Sony”) today announced that it has sold its Sony City Osaki office building and premises to Nippon Building Fund Inc. and a Japanese institutional investor.  The sale was structured such that Sony placed the office building and premises in a trust and then sold the trust beneficiary rights.  Sony and other Sony Group businesses will remain in the building for a period of five years after the sale under a lease agreement entered into separately.

The sale price is 111.1 billion yen.  After deducting expenses related to transaction costs, Sony received net cash proceeds today of 110 billion yen.  As a result of the sale, Sony expects to realize a gain on the sale of approximately 41 billion yen, to be recorded as operating income, in the fourth quarter of the fiscal year ending March 31, 2013.

As stated on February 7, 2013 in the announcement of Sony’s forecast for consolidated financial results for the fiscal year ending March 31, 2013, Sony has identified certain assets for possible sale as part of an initiative to transform its business portfolio and reorganize its assets.  This sale was conducted as a part of that initiative.  While this sale was aniticipated and the potential gain on the sale was taken into account at the time of the forecast, Sony is currently reevaluating the aggregate impact of this sale and other factors on the forecast.

1. Reasons for this sale

Sony is transforming its business portfolio and reorganizing its assets in an effort to strengthen its corporate structure.　This sale was conducted as a part of this reorganization.

2. Summary of assets to be sold

Assets / Location	Selling Price	Book Value	Expected Gain on Sale	Current Status
Sony City Osaki (Shinagawa-ku, Tokyo, Japan)	111.1 billion yen	Approximately 44 billion yen	Approximately 41 billion yen	In use as an office building of Sony

3. Summary of Buyers

(1)	Buyers
Nippon Building Fund Inc. and one Japanese institutional investor*
(The trust beneficiary rights will be co-owned by Nippon Building Fund Inc. and the Japanese institutional investor, 60% and 40% respectively.)

*The name of the Japanese institutional investor is not being disclosed as per its request.  There is no capital, personnel or transaction relationship to be disclosed herein between (1) such Japanese institutional investor and Sony or (2) affiliates of such Japanese institutional investor and affiliates of Sony.  In addition, neither such Japanese institutional investor nor its affiliates are deemed to be a related party of Sony.

(2)  Summary of Nippon Building Fund Inc.
(1)	Trade name	Nippon Building Fund Inc.
(2)	Address of head office	9-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
(3)	Name and title of representative	Tsutomu Nishiwaka, Executive Director
(4)	Business	Asset management pursuant to the Act on Investment Trusts and Investment Corporations of Japan
(5)	Paid in capital	504,368 million yen (as of February 14, 2013)
(6)	Date of establishment	March 16, 2001
(7)	Net assets	446,005 million yen (as of December 31, 2012)
(8)	Total assets	899,123 million yen (as of December 31, 2012)
(9)	Major investors and their respective investment ratio (As of December 31, 2012)	Trade name	Investment Ratio
		Japan Trustee Services Bank, Ltd.	16.9％
		Trust & Custody Services Bank, Ltd.	7.7％
		The Nomura Trust and Banking Co., Ltd.	5.6％
(10)	Relationship with Sony Corporation	Capital relationship
Sony is not an investor in the Buyer. There is no capital relationship between the Buyer and Sony required to be disclosed to herein. There is no capital relationship between affiliates of the Buyer and Sony required to be disclosed to herein.

Personnel relationship
There is no personnel relationship between the Buyer and Sony required to be disclosed to herein. There is no personnel relationship between affiliates of the Buyer and Sony required to be disclosed to herein.

Transaction relationship
There is no transaction relationship between the Buyer and Sony required to be disclosed to herein. There is no transaction relationship between affiliates of the Buyer and Sony required to be disclosed to herein.

		Status as a related party	Neither the Buyer nor its affiliates are deemed to be a related party of Sony.

4. Schedule

(1)	Approval of the contract of sale (by the CEO of Sony)	February 28, 2013
(2)	Execution of the contract of sale	February 28, 2013
(3)	Closing date of the sale	February 28, 2013

5. Outlook

The impact of the sale on Sony’s forecast for consolidated financial results for the fiscal year ending March 31, 2013 is stated above.

(For reference)  Sony’s consolidate financial forecast for the ficasl year ending March 31, 2013, which was announced on February 7, 2013, and its consolidated financial results for the fiscal year ended March 31, 2012

(Yen in billions)
	Sales and operating revenue	Operating income (loss)	Income (loss) before income taxes	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2013	6,600	130	150	20
Consolidated financial results for the fiscal year ended March 31, 2012	6,493.2	(67.3)	(83.2)	(456.7)

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